Source

MARKET NEWS

Date

10/04/2004

Time

03:26:01 AM

Company

Derek Oil & Gas Corporation

Title

BCSC

Delinquent Filer; Technical Report Not File

  DMIS Processed No  CDNX Symbol: DRK

Exchange: VSE  Symbol: DRK

Exchange:   Symbol:

Exchange:   Symbol:

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")

- BCSC Delinquent Filer; Technical Report Not Filed In Required Form

BCSC Delinquent Filer Notice

for October 04, 2004

The issuer's Technical Report was not filed, or was not filed in required form.

Reporting issuers and exchange issuers (the "Issuers") are required to make periodic filings with the British Columbia Securities Commission pursuant to Part 10 of the Securities Regulation, B.C. Reg. 270/86.

Tel: (604) 899-6500   British Columbia Securities Commission

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